

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Michael Sherrick
Executive Vice President and Chief Financial Officer
Information Services Group, Inc.
2187 Atlantic Street
Stamford, CT 06902

      Re: Information Services Group, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2023
         File No. 001-33287

Dear Michael Sherrick:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services